SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SCOPUS BIOPHARMA INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

809171101

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 809171101			SCHEDULE 13G

1	Names of Reporting Persons HCFP/Capital Partners 18B-1 LLC

2	Check the Appropriate Box if a Member of a Group* Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 1,350,000 (see Item 4)

		6	Shared Voting Power 0

		7	Sole Dispositive Power 1,350,000 (see Item 4)

		8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,000 (see Item 4)

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐ Not Applicable

11	Percent of Class Represented by Amount in Row (9) 9.3%

12	Type of Reporting Person* CO

*SEE INSTRUCTIONS

CUSIP No. 809171101			SCHEDULE 13G

1	Names of Reporting Persons Ira Scott Greenspan

2	Check the Appropriate Box if a Member of a Group* Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 153,334

		6	Shared Voting Power 1,350,000 (see Item 4)

		7	Sole Dispositive Power 153,334

		8	Shared Dispositive Power 1,350,000 (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,503,334 (see Item 4)

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐ Not Applicable

11	Percent of Class Represented by Amount in Row (9) 10.3%

12	Type of Reporting Person* IN

*SEE INSTRUCTIONS

CUSIP No. 809171101			SCHEDULE 13G

1	Names of Reporting Persons Joshua R. Lamstein

2	Check the Appropriate Box if a Member of a Group* Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 116,197

		6	Shared Voting Power 1,350,000 (see Item 4)

		7	Sole Dispositive Power 116,197

		8	Shared Dispositive Power 1,350,000 (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,466,197 (see Item 4)

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐ Not Applicable

11	Percent of Class Represented by Amount in Row (9) 10.1%

12	Type of Reporting Person* IN

*SEE INSTRUCTIONS

Item 1(a).	Name of Issuer: The name of the issuer is Scopus BioPharma Inc. (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices: The address of the principal executive offices of the Issuer is 420 Lexington Avenue, Suite 300, New York, New York 10170.
Item 2(a).	Name of Person Filing:
HCFP/Capital Partners 18B-1 LLC (“HCFP”), Ira Scott Greenspan (“Mr. Greenspan”) and Joshua R. Lamstein (“Mr. Lamstein”) are collectively referred to herein as the “Reporting Persons.”
Item 2(b).	Address of Principal Business Office or, if none, Residence: The principal business address of each of the Reporting Persons is 420 Lexington Avenue, Suite 300, New York, New York 10170
Item 2(c).	Citizenship: HCFP is a Delaware limited liability company; Mr. Greenspan is a citizen of the United States and Mr. Lamstein is a citizen of the United States.
Item 2(d).	Title of Class of Securities: The class of equity securities to which this Statement relates are the shares of common stock, $0.001 par value, of the Issuer (the “Common Stock”).
Item 2(e).	CUSIP Number: The CUSIP number of the shares of Common Stock is 809171101.

Item 3.	If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the filing person is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act.

	(b)	☐	Bank, as defined in section 3(a)(6) of the Act.

	(c)	☐	Insurance company, as defined in section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person, in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	A church plan, that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐	A non-US institution in accordance with § 240.13d-1(b)(1)(ii)(J).

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________.

Item 4.	Ownership:
	(a)	Amount beneficially owned: As of December 31, 2020: (i) HCFP was the record owner of 1,350,000 shares of the Issuer’s Common Stock (the “HCFP Shares”); (ii) Mr. Greenspan beneficially owned 1,503,334 shares of Common Stock, including the HCFP Shares over which, as a Manager of HCFP, Mr. Greenspan had shared voting and dispositive power; and (iii) Mr. Lamstein beneficially owned 1,466,197 shares of Common Stock, including the HCFP Shares over which, as a Manager of HCFP, Mr. Lamstein had shared voting and dispositive power.

(b)	Percent of class: HCFP: 9.3%, Mr. Greenspan: 10.3% and Mr. Lamstein: 10.1%. The foregoing percentages are calculated based on 14,577,597 shares of Common Stock represented to be outstanding by the Issuer on December 31, 2020, as reported in the Issuer’s Offering Circular filed on January 28, 2021.
(c)	Number of shares as to which HCFP has:
	(i)	Sole power to vote or to direct the vote 1,350,000
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 1,350,000
	(iv)	Shared power to dispose or to direct the disposition of 0
Number of shares as to which Mr. Greenspan has:
	(i)	Sole power to vote or to direct the vote 153,334
	(ii)	Shared power to vote or to direct the vote 1,350,000
	(iii)	Sole power to dispose or to direct the disposition of 153,334
	(iv)	Shared power to dispose or to direct the disposition of 1,350,000
Number of shares as to which Mr. Lamstein has:
	(i)	Sole power to vote or to direct the vote 116,197
	(ii)	Shared power to vote or to direct the vote 1,350,000
	(iii)	Sole power to dispose or to direct the disposition of 116,197
	(iv)	Shared power to dispose or to direct the disposition of 1,350,000

Each Reporting Person disclaims beneficial ownership of shares of Common Stock held of record by other Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2021

HCFP/Capital Partners 18B-1 LLC

By:	/s/ Ira Scott Greenspan
Ira Scott Greenspan

Its:	Manager

/s/ Ira Scott Greenspan
Ira Scott Greenspan

/s/ Joshua R. Lamstein
Joshua R. Lamstein

EXHIBIT I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of the shares of Common Stock of Scopus Biopharma Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:  February 12, 2021

HCFP/Capital Partners 18B-1 LLC

By:	/s/ Ira Scott Greenspan
Ira Scott Greenspan

Its:	Manager

/s/ Ira Scott Greenspan
Ira Scott Greenspan

/s/ Joshua R. Lamstein
Joshua R. Lamstein